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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    408623106
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                                 (CUSIP Number)

                             Gary R. Silverman, Esq.
                                Kaye Scholer LLC
                           Three First National Plaza
                                   41st Floor
                             70 West Madison Street
                             Chicago, IL 60602-4231
                                 (312) 583-2330
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 28, 2005
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO. 408623106               SCHEDULE 13D
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1          NAMES OF REPORTING PERSONS:  JQH Acquisition, LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
           (a) [ ]
           (b) [X]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS *
           PF, OO
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                     [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
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 NUMBER OF      7       SOLE VOTING POWER
  SHARES                0
BENEFICIALLY    ----------------------------------------------------------------
 OWNED BY       8       SHARED VOTING POWER
   EACH                 1,147,723
REPORTING       ----------------------------------------------------------------
  PERSON        9       SOLE DISPOSITIVE POWER
   WITH                 0
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,147,723
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12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES *                                                 [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           22.0%
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14         TYPE OF REPORTING PERSON *
           OO
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                               * SEE INSTRUCTIONS

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                                  SCHEDULE 13D

      This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D dated February 9, 2005 of JQH Acquisition, LLC, a Delaware limited liability company (the "Reporting Person"), as amended by Amendment No. 1 to the Schedule 13D dated March 1, 2005, as amended by Amendment No. 2 to the Schedule 13D dated March 8, 2005 (collectively, the "Schedule 13D") relating to the shares of Class A common stock, par value $0.01 per share, of John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"), is being filed (1) to report the agreement of the Company and its principal stockholder, John Q. Hammons ("Mr. Hammons"), to continue to negotiate exclusively with an investor group led by the Reporting Person through May 24, 2005 regarding a possible merger transaction, (2) to report the extension of the Stockholders Agreements (as defined herein) and (3) to update Items 3, 4, 5 and 7 of the Schedule 13D. With respect to the Company and Mr. Hammons, the exclusivity period was previously scheduled to expire on April 30, 2005. The Stockholders Agreements were previously scheduled to expire on April 28, 2005.

      Other than as set forth below, to the best knowledge of the Reporting Person, there has been no material change in the information set forth in response to Items 1, 2 and 6 of the Schedule 13D. Accordingly, Items 1, 2 and 6 are omitted from this Amendment No. 3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 of the Schedule 13D is amended to add the following at the end of the second paragraph of Item 3:

      "On April 29, 2005, the Reporting Person entered into letter agreements with each of the Company and Mr. Hammons, pursuant to which the Company and Mr. Hammons agreed to continue to negotiate exclusively with an investor group led by the Reporting Person through May 24, 2005 with regard to the Proposal. A copy of the letter agreement with Mr. Hammons is attached to this Statement as Exhibit 12 and is incorporated herein by reference, and a copy of the letter agreement with the Company is attached to this Statement as Exhibit 13 and is incorporated herein by reference."

ITEM 4. PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is amended to add the following at the end of the first paragraph of Item 4:

      "On April 28, 2005, the Reporting Person entered into letter agreements with each of the Stockholders and Raffles, pursuant to which the term of each of the Stockholders Agreements was extended through the earlier to occur of the closing of the Merger and October 31, 2005. A copy of the form of letter agreement with each of the

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      Stockholders is attached to this Statement as Exhibit 14 and is incorporated herein by reference. A copy of the form of letter agreement with Raffles is attached to this Statement as Exhibit 15 and is incorporated herein by reference."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) of the Schedule 13D is deleted in its entirety and replaced with the following:

      (a) Neither the Reporting Person nor Mr. Eilian owns of record any Shares. By virtue of the Stockholders Agreements to which it is a party, the Reporting Person may be deemed to have shared voting power, and therefore to beneficially own, 1,147,723 Shares owned by the Stockholders and Raffles, representing 22.0% of the Shares issued and outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 12     Continuation of Exclusivity Agreement with Mr. Hammons
Exhibit 13     Continuation of Exclusivity Agreement with the Company
Exhibit 14     Form of Extension of Stockholders Agreement with each of the
                  Stockholders
Exhibit 15     Extension of Stockholders Agreement with Raffles


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2005

                                              JQH ACQUISITION, LLC



                                              By: /s/ Jonathan D. Eilian
                                                  ------------------------------
                                                     Name: Jonathan D. Eilian
                                                     Title: Managing Member